Proposal passed at the meeting held on August 13, 2004

Final Proxy Results - ML Pan-European Growth Fund
1st Meeting Date: Ju;y 13, 2004
2nd Meeting Date: July 29, 2004
3rd Meeting Date: August 13, 2004

Record Date: May 14, 2004
As of: August 13, 2004

			Units Voted
		Votes Needed:
		50% + 1 of				Total Units
All Classes	Outstanding Shares	Outstanding Shares	For	Against	Abstain	Voted
1) Reorganization between ML Pan-European Growth Fund and ML EuroFund	10,569,644	5,284,823	5,329,424	134,645	405,234	5,869,303

Voting Requirements:
The Quorum consists one-third of the shares entitled to vote at the Meeting, present in person or by proxy.

Proposal 1 requires the affirmative vote of stockholders of the Fund representing a majority of the outstanding shares entitled to be voted.